News Release

For Immediate Release

Boston’s Geller DeVellis Inc. joins Stantec

BOSTON MA (May 22, 2007) TSX:STN; NYSE:SXC

Stantec announced today that it has acquired the assets of Boston firm Geller DeVellis Inc. and that the Geller employees have joined the Company. The transaction adds approximately 50 employees to Stantec’s growing New England operations and increases the Boston office to over 65 people.

“The skilled professionals and services the Geller DeVellis team offers are a tremendous addition to our company,” says Stantec President & CEO Tony Franceschini. “New England is an important market for Stantec’s success on the East Coast, and this addition gives us a much stronger presence in Boston.”

Geller DeVellis specializes in planning, landscape architecture, and civil engineering design projects, including the 9/11 memorial labyrinth at Boston College and the Teddy Ebersol Red Sox Fields on Boston’s Esplanade. With offices in both Boston and Wellesley, Massachusetts, the company also includes the Geller Sport division, which focuses specifically on recreation and athletic facility design projects, and the Geller Graphics division, which provides expertise in digital imaging, 3D modeling, and computer rendering.

“Joining Stantec allows our staff and our clients to continue the great work we do with the added benefit of Stantec’s considerable resources,” says Geller DeVellis president Joseph Geller, who will continue with Stantec as a senior principal.

Since 2003, Stantec has added 50 offices on the East Coast, growing from 300 employees to over 1,350 from Maine to Florida. Stantec now has about 70 offices in 26 states and more than 3,000 employees throughout the United States.

For more information please visit: http://announcements.stantec.com/gellerdevellis

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 6,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Alison Smith Media Relations (802) 886-2261 alison.smith@stantec.com	Geller DeVellis Contact Joseph Geller President (617) 523-8103 joe@gellerdevellis.com	Investor Contact Simon Stelfox Stantec Investor Relations (780) 917-7288 simon.stelfox@stantec.com

One Team. Infinite Solutions